Exhibit 99.1
Contact:	Trinity Biotech plc	RedChip Companies Inc.
	Susan O’Connor (353)-1-2769800	Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Regains Compliance with Nasdaq Listing Requirements

DUBLIN, Ireland (September 2, 2025) — Trinity Biotech plc (Nasdaq Global Select: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced that it has received written notice from the Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with the $1.00 per share minimum bid price requirement pursuant to Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) and the minimum market value of publicly held shares (“MVPHS”) requirement under Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement”).

As previously reported, on March 14, 2025, the Company received a written notice from The Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company that, for the last 30 consecutive business days, the bid price for the Company’s American Depositary Shares had closed below the $1.00 per share minimum bid price requirement for continued inclusion on The Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). On August 26, 2025, the Company received a letter from Nasdaq notifying the Company that for ten consecutive business days, from August 12, 2025, to August 25, 2025, the closing bid price of the Company’s American Depositary Shares was $1.00 per share or greater, and accordingly, the Company has regained compliance with the Minimum Bid Price Requirement and the matter is now closed. There can be no assurance, however, that the Company will be able to maintain compliance with the Minimum Bid Price Requirement in the future.

Additionally, as previously reported, on March 14, 2025, the Company also received notice from Nasdaq that the Company no longer met the requirement in Nasdaq Listing Rule 5450(b)(2)(C) that listed securities maintain a minimum market value of publicly held shares (“MVPHS”) of US $15,000,000, based on Nasdaq’s review of the Company’s MVPHS for the last 30 consecutive business days. On August 29, 2025, the Company received a letter from Nasdaq notifying the Company that for more than 10 consecutive business days, the Company had maintained a MVPHS of $15 million or greater, and accordingly, the Company has regained compliance with the MVPHS Requirement and the matter is now closed.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.